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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

    (PURSUANT TO SECTION 14(d)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934)

                             ADFLEX SOLUTIONS, INC.

                           (Name of Subject Company)

                           INNOVEX ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF
                                 INNOVEX, INC.

                                    (Bidder)

                                 COMMON SHARES

                         (Title of Class of Securities)

                                   006866107

             (CUSIP Number of Class of Securities (if applicable))
                            ------------------------

                                THOMAS W. HALEY
                                 INNOVEX, INC.
                           530 ELEVENTH AVENUE SOUTH
                               HOPKINS, MN 55343

                                 (612) 930-4677

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                WITH COPIES TO:

            William B. Payne, Esq.                            John T. Kramer, Esq.
             Dorsey & Whitney LLP                             Dorsey & Whitney LLP
            Pillsbury Center South                           Pillsbury Center South
            220 South Sixth Street                           220 South Sixth Street
         Minneapolis, Minnesota 55402                     Minneapolis, Minnesota 55402
                (612) 340-2722                                   (612) 340-8702

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE**
                        $34,141,168                                                   $6,828.23

* For purposes of calculating the filing fee only. The total transaction value is based on 8,984,518 common shares (the 'Shares') of the subject company, multiplied by the offer price of $3.80 per Share. Such number of shares represents all Common Stock outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate cash offered by the bidder.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. Amount

Amount Previously Paid:    Not applicable.  Filing Party:  Not applicable.
Form or Registration No.:  Not applicable.  Date Filed:    Not applicable.

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                        (CONTINUED ON FOLLOWING PAGE(S))
                              (Page 1 of 6 Pages)

                                 SCHEDULE 14D-1

CUSIP NO. 006866107                                            Page 2 of 6 Pages

--------------------------------------------------------------------------------

1   Name Of Reporting Persons  Innovex Acquisition Corp.
    I.R.S. Identification Nos. Of Above Persons  Pending

    Name Of Reporting Persons  Innovex, Inc.
        I.R.S. Identification Nos. Of Above Persons  41--1223933

--------------------------------------------------------------------------------

(2) Check The Appropriate Box If A Member Of A Group (See Instructions)

                                                                         (a) / /

                                                                         (b) / /
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(3) SEC Use Only

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(4) Sources of Funds

    WC
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)

                                                                             / /
--------------------------------------------------------------------------------

(6) Citizenship or Place of Organization

    Delaware for Innovex Acquisition Corp. and Minnesota for Innovex, Inc.
--------------------------------------------------------------------------------

(7) Aggregate Amount Beneficially Owned by Each Reporting Person 1,392,347 shares (Innovex, Inc.);

    1,392,347 shares (Innovex Acquisition Corp.)*
--------------------------------------------------------------------------------

(8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)

                                                                             / /
--------------------------------------------------------------------------------

(9) Percent Of Class Represented By Amount In Row 7

    15.5% (Innovex, Inc.); 15.5% (Innovex Acquisition Corp.)
--------------------------------------------------------------------------------

(10) Type Of Reporting Person (See Instructions)

    CO (Innovex, Inc.); CO (Innovex Acquisition Corp.)
--------------------------------------------------------------------------------

------------------------

* Innovex, Inc. and Innovex Acquisition Corp. do not directly or indirectly own any Shares. Innovex, Inc. and Innovex Acquisition Corp. beneficially own 1,392,347 Shares with respect to which the owner, Havant International Holdings Limited., has granted, pursuant to an agreement dated July 1, 1999, a proxy to Innovex Acquisition Corp. to vote such Shares in favor of the Merger Agreement and the transactions contemplated thereby.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is ADFlex Solutions, Inc., a company organized under the laws of Delaware (the "Company"), which has its principal executive offices at 2001 W. Chandler Boulevard, Chandler, Arizona 85224. Capitalized terms used in this Schedule 14D-1 and not defined herein shall have the meanings set forth in the Offer to Purchase dated July 7, 1999 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

    (b) The class of equity securities being sought is the Company's common shares. The information set forth in the introduction to the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "6. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This statement is being filed by Parent and Purchaser. The information concerning the name, state or other place of organization, its principal business, and the address of its principal office with respect to each of Parent and Purchaser is set forth in the Introduction, "8. Certain Information Concerning Purchaser and Parent" and Schedule I of the Offer to Purchase, and is incorporated herein by reference.

    (e)-(f) During the last five years, neither Innovex, Inc., a Minnesota corporation ("Innovex"), nor Innovex Acquisition Corp., a Delaware corporation ("Offeror") and a wholly owned subsidiary of Innovex, nor, to the best of their knowledge, any of the individuals listed in Schedule I of the Offer to Purchase has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth in "10. Certain Transactions Between Parent and the Company" and "11. Contacts With the Company; Background of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in "9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) None.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(g) The information set forth in the Introduction, "11. Contacts With the Company; Background of the Offer and the Merger," "12. Purpose of the Offer; the Merger Agreement; the Tender Agreement," and "14. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction, "8. Certain Information Concerning Purchaser and Parent," "10. Certain Transactions Between Parent and the Company" and "12. Purpose of the Offer; the Merger Agreement; the Tender Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, "8. Certain Information Concerning Purchaser and Parent," "11. Contacts With the Company, Background of the Offer and the Merger," and "12. Purpose of the Offer; the Merger Agreement; the Tender Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "17. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The Offer to Purchase does not contain financial information of Innovex because Innovex does not believe such financial information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in this tender offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a)     None.

    (b)-(c) The information set forth in "16. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in "14. Effects of the Offer on the Market for Shares; Nasdaq National Market and Exchange Act Registration" is incorporated herein by reference.

    (e)     None.

    (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)  Offer to Purchase dated July 7, 1999

    (a)(2)  Form of Letter of Transmittal

    (a)(3)  Form of Notice of Guaranteed Delivery

    (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated July 7, 1999

    (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated July 7, 1999

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

    (a)(7)  Form of Summary Advertisement

    (a)(8)  Press Release dated July 1, 1999

    (b)    None

    (c)(1) Agreement and Plan of Merger dated July 1, 1999 By and Among ADFlex Solutions, Inc., Innovex, Inc. and Innovex Acquisition Corp.

    (c)(2) Tender Agreement among Innovex, Inc., Innovex Acquisition Corp. and Havant International Holdings Limited dated June 30, 1999

    (d)    None

    (e)    Not applicable

    (f)    None

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 1999                           INNOVEX ACQUISITION CORPORATION

                                                                By:                          /s/ DOUGLAS W. KELLER
                                                                                     --------------------------------------
                                                                Name:              Douglas W. Keller
                                                                Title:             Vice President, Finance

                                                                INNOVEX, INC.

                                                                By:                          /s/ DOUGLAS W. KELLER
                                                                                     --------------------------------------
                                                                Name:              Douglas W. Keller
                                                                Title:             Vice President, Finance

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER    DESCRIPTION
---------  --------------------------------------------------------------------------------------------------------
(a)(1)     Offer to Purchase dated July 7, 1999

(a)(2)     Form of Letter of Transmittal

(a)(3)     Form of Notice of Guaranteed Delivery

(a)(4)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees dated July 7,
           1999

(a)(5)     Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other
           Nominees dated July 7, 1999

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)     Form of Summary Advertisement

(a)(8)     Press Release dated July 1, 1999

(b)        None

(c)(1)     Agreement and Plan of Merger dated July 1, 1999 By and Among ADFlex Solutions, Inc., Innovex, Inc. and
           Innovex Acquisition Corp.

(c)(2)     Tender Agreement among Innovex, Inc., Innovex Acquisition Corp. and Havant International Holdings
           Limited dated June 30, 1999

(d)        None

(e)        Not applicable

(f)        None